Exhibit 99.3

LAVA THERAPEUTICS PROVIDES BUSINESS UPDATE AND REPORTS FIRST QUARTER 2023 FINANCIAL RESULTS

●	Lead development candidate selected by Janssen Biotech under research collaboration provides a milestone payment to LAVA
●	Strong balance sheet expected to provide cash runway into 2026

Utrecht, The Netherlands, and Philadelphia, USA – June 8, 2023 – LAVA Therapeutics N.V. (Nasdaq: LVTX), a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody™ platform of bispecific gamma-delta T cell engagers, today announced recent corporate highlights and financial results for the quarter ended March 31, 2023.

“We entered 2023 with a strengthened leadership team and have laid the foundation for a productive year,” said Stephen Hurly, president and chief executive officer of LAVA Therapeutics. “We continue to advance our clinical trials in Europe and the United States. We are also working closely with our partners, supporting their efforts to move product candidates into clinical development. In addition, our research team continues to add to our pipeline, supporting the future of LAVA.”

Recent Pipeline Highlights

LAVA-1207

Gammabody designed to target the prostate-specific membrane antigen (PSMA) to trigger the potent and preferential killing of PSMA-positive tumor cells in patients with metastatic castration-resistant prostate cancer (mCRPC)

●	The ongoing Phase 1/2a study of LAVA-1207 in patients with therapy refractory mCRPC has thus far demonstrated a favorable safety profile as well as preliminary signs of anti-tumor activity with disease stabilization and PSA reduction during dose escalation in this heavily pretreated patient population.
●	The first patients in new, parallel cohorts have been dosed with low-dose (LD) interleukin (IL-2) which may increase the number of Vγ9Vδ2-T cells available for engagement by LAVA-1207.

LAVA-051

Gammabody designed to target CD1d-expressing tumors, including multiple myeloma (MM), chronic lymphocytic leukemia (CLL) and acute myeloid leukemia (AML)

●	The ongoing Phase 1/2a clinical trial of LAVA-051 in patients with relapsing/refractory (R/R) CLL and MM has demonstrated a favorable safety profile as well as potential signs of clinical activity, linear PK and on-mechanism PD parameters consistent with Vγ9Vδ2-T cell engagement.
●	Protocol now includes cohorts to be dosed with LD IL-2 which may increase the number of Vγ9Vδ2-T cells available for engagement by LAVA-051.

Recent Corporate Highlights

●	In May 2023, a milestone payment from Janssen Biotech, Inc. (Janssen) was triggered under the terms of the research collaboration and license agreement entered in May 2020 following the selection of a candidate novel bispecific antibody to engage gamma-delta T cells to an undisclosed tumor-associated antigen for the treatment of cancer. Efforts are underway to advance the candidate towards the clinic.
●	Robin Hume was appointed as SVP, Head of Regulatory Affairs at LAVA effective May 15, 2023. Robin brings over 20 years of early and late-stage drug development, commercialization and regulatory experience to the Company. Over the past decade, she has held several leadership roles in global product and regulatory strategy at Jazz Pharmaceuticals. Previously,

Robin served as Director of Regulatory Affairs at Gentium S.p.A, a biopharmaceutical company that was acquired by Jazz Pharmaceuticals in 2014.

First Quarter 2023 Financial Results

The financial information provided below reflects changes made to previously issued consolidated financial statements to revise immaterial prior-period misstatements. Further information regarding the revision is included in LAVA’s consolidated financial statements, "Note 11 — Revision of Immaterial Misstatements," included in Exhibit 99.1 to the report on Form 6-K to be filed with the SEC on the date hereof.

●	As of March 31, 2023, LAVA had cash, cash equivalents and investments totaling $125.4 million compared to cash, cash equivalents and investments of $132.9 million as of December 31, 2022. The Company believes its current cash, cash equivalents and investments will be sufficient to fund operations into 2026.
●	Revenue from contracts with customers was $1.2 million and $1.0 million for the quarters ended March 31, 2023 and 2022, respectively. Revenue of $1.2 million for the quarter ended March 31, 2023 related to $1.2 million in reimbursement activities in connection with the license agreement with Seagen entered into in September 2022. Revenue of $1.0 million for the quarter ended March 31, 2022 related to the Company’s research collaboration and license agreement with Janssen.
●	Cost of providing services and sales of goods was $0.9 million and zero for the three months ended March 31, 2023 and 2022, respectively. The increase in cost was due to the cost of the initial supply delivery to Seagen and related stability studies.
●	Research and development expenses were $9.9 million for the quarter ended March 31, 2023, compared to $7.5 million for the quarter ended March 31, 2022. The higher quarterly expense was primarily due to manufacturing scale-up costs and increased research and development headcount.
●	General and administrative expenses were $3.9 million for the quarter ended March 31, 2023, compared to $4.2 million for the quarter ended March 31, 2022. The decrease for the quarter was primarily due to a reduction in general and administrative headcount.
●	Net losses were $13.9 million and $9.8 million, or $0.53 and $0.38 loss per share, for the quarters ended March 31, 2023 and 2022, respectively

LAVA Therapeutics N.V.
Condensed Consolidated Statements of Loss and Comprehensive Loss
(unaudited)
(in thousands, except share and per share amounts)
	Three Months Ended
	March 31,
	2023	2022
Revenue from contracts with customers	$1,224	$1,022
Cost of providing services	(745)	—
Cost of sales of goods	(185)	—
Gross profit	294	1,022

Operating expenses:
Research and development	(9,943)	(7,497)
General and administrative	(3,890)	(4,237)
Total operating expenses	(13,833)	(11,734)

Operating loss	(13,539)	(10,712)
Interest income (expense), net	617	(164)
Foreign currency exchange (loss) gain, net	(947)	1,112
Total non-operating (loss) income	(330)	948

Loss before income tax	(13,869)	(9,764)
Income tax expense	(71)	(59)
Loss for the period	$(13,940)	$(9,823)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	1,546	(2,203)
Total comprehensive loss	$(12,394)	$(12,026)
Loss per share:
Loss per share, basic and diluted	$(0.53)	$(0.38)
Weighted-average common shares outstanding, basic and diluted	26,289,087	25,775,538

LAVA Therapeutics N.V. Condensed Consolidated Statements of Financial Position (unaudited)
(in thousands)
	March 31,	December 31,
	2023	2022
Assets
Non-current assets:
Property and equipment, net	$1,836	$1,432
Right-of-use assets	1,850	651
Other non-current assets and security deposits	982	809
Total non-current assets	4,668	2,892
Current assets:
Receivables and other	2,020	3,254
Prepaid expenses and other current assets	3,160	4,411
Investments	24,829	32,535
Cash and cash equivalents	100,604	100,333
Total current assets	130,613	140,533
Total assets	$135,281	$143,425
Equity and Liabilities
Equity:
Share capital	$3,715	$3,715
Equity-settled employee benefits reserve	10,572	8,942

Foreign currency translation reserve	(11,426)	(12,972)
Additional paid-in capital	194,424	194,424
Accumulated deficit	(122,009)	(108,069)
Total equity	75,276	86,040
Non-current liabilities:
Deferred revenue	35,000	35,000
Lease liabilities	1,430	431
Total non-current liabilities	36,430	35,431
Current liabilities:
Trade payables and other	3,117	3,965
VAT payable	50	45
Borrowings	4,853	4,640
Lease liabilities	699	379
License liabilities	4,829	4,732
Accrued expenses and other current liabilities	10,027	8,193
Total current liabilities	23,575	21,954
Total liabilities	60,005	57,385
Total equity and liabilities	$135,281	$143,425

About LAVA Therapeutics

LAVA Therapeutics N.V. is a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma-delta T cell engagers for the potential treatment of solid and hematologic malignancies. The Company utilizes bispecific antibodies engineered to selectively kill cancer cells by triggering Vγ9Vδ2 (Vgamma9 Vdelta2) T cell antitumor effector functions upon cross-linking to tumor-associated antigens. A Phase 1/2a dose escalation clinical study to evaluate LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC) is actively enrolling in Europe and the United States (NCT05369000). A Phase 1/2a dose escalation clinical study to evaluate LAVA-051, for the treatment of multiple myeloma, chronic lymphocytic leukemia and acute myeloid leukemia, is also enrolling patients in Europe and the United States (NCT04887259). The Company has a license agreement with Seagen for the development of SGN-EGFRd2 (LAVA-1223). For more information, please visit www.lavatherapeutics.com, and follow us on LinkedIn, Twitter and YouTube.

LAVA’s Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the Company’s anticipated growth and clinical development plans including the timing and results of clinical trials. Words such as “anticipate,” “believe,” “could,” “will,” “may,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” “suggests” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on LAVA’s expectations and assumptions as of the date of this press release and are subject to various risks and uncertainties that may cause actual results to differ materially from these forward-looking statements. Forward-looking statements contained in this press release include but are not limited to statements about the expected safety profile of LAVA’s product candidates, preclinical data, clinical development and the scope of clinical trials, including the availability of data therefrom, our ability to expand our product pipeline, the timing of initiation of clinical trials, including expectations regarding regulatory filings, expectations regarding enrollment in clinical trials, the ability of low-dose interleukin-2 to increase the number of Vγ9Vδ2-T cells available for engagement by LAVA’s product candidates, the potential use of the Company’s product candidates to treat various tumor targets, any payments to us under our license agreements with third parties and the Company’s expected cash runway. Many factors, risks and uncertainties may cause differences between current expectations and actual results including, among other things, the timing and results of LAVA’s research and development programs and preclinical and clinical trials, the risk that results obtained in clinical trials to date may not be indicative of results obtained in ongoing or future trials, the Company’s ability to obtain regulatory approval for and commercialize its product candidates, the Company’s ability to leverage its initial programs to develop additional product candidates using our Gammabody™ platform, and the failure of LAVA’s collaborators to support or advance collaborations or LAVA’s product candidates. There may be adverse effects on the Company’s business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including as a result of inflation, rising interest rates, recent and potential future pandemics and other health crises, hostilities between Russia and Ukraine, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures. These and other risks are described in greater detail under the caption “Risk Factors” and included in LAVA’s filings with the Securities and Exchange Commission. LAVA assumes no obligation to update any forward-looking statements contained herein to reflect any change in expectations, even as new information becomes available.

CONTACTS

Investor Relations

ir@lavatherapeutics.com

Argot Partners (IR/Media)

212-600-1902
lava@argotpartners.com